Mail Stop 3561
	August 15, 2005

Christopher A. Black
Senior Vice President, Chief Financial Officer
American Commercial Lines, Inc.
1701 East Market Street
Jeffersonville, IN 47130

	Re:	American Commercial Lines, Inc.
	Registration Statement on Form S-1
	Filed July 19, 2005
	File No. 333-126696

Dear Mr. Black:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:
* "We are a leading provider of barge transportation and the largest provider of covered dry cargo...," page 2;
* "We have a strong and diverse customer base that includes several of the leading industrial and agricultural companies...," page 2; and
* "We are one of the largest and most diversified marine transportation and service companies in the United States...," page
68.
These are only examples. To the extent the statement represents management`s belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.
To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Table of Contents
3. We note your representation that some of the information in the registration statement is based on independent industry publications, government publications, etc. and that you do not guarantee and have not independently verified the accuracy of the information.
Please
note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Prospectus Summary, page 1
4. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In its current form, your summary appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly.
See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of comments issued in the business section.

Our Company, page 1
5. We note your citations of EBIDTA in the first paragraph of this section. The use of non-GAAP measurements is not appropriate in the base summary. Please delete or replace these citations with net income (loss) calculated under GAAP.
6. We note that you disclosed certain large customers beginning at the bottom of page 2. Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

Summary Unaudited Condensed Consolidated Pro Forma Information,
page
8
7. Please revise your explanations to include a level of detail sufficient to facilitate the recalculation of each adjustment presented.

Summary Historical Consolidated Financial Information, page 11
8. In light of your emergence from bankruptcy, which resulted in material amounts of extraordinary gain from the discharge of debt and nonrecurring expense from reorganization items and fresh start adjustments, we believe you should remove all references to EBITDA from your filing because the inclusion of the aforementioned material amounts prevents your presentation of EBITDA from providing useful information to investors. See Item 10(e) of Regulation S-K for guidance.
9. Please revise your presentation to present Other Financial Data in the position of least prominence in accordance with Section 2 of FR
65. Specifically, Balance Sheet Data should be placed above Other Financial Data. Similar revisions should be made throughout your filing, including your presentation of Selected Consolidated Financial Data on page 32.

Risk Factors, page 14
10. Please revise your risk factor subheadings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a future event in your subheadings. Furthermore, stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

* Our industry has previously suffered..., page 14;
* The inland barging business is subject..., page 15; and
* Restrictions under, or the repeal or substantial..., page 16.

    These are only examples. Please revise accordingly throughout.
11. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

* Changes to domestic or international government..., page 16;
* We are exposed to the risk of nonpayment..., page 19;
* A major accident involving one of the our vessels..., page 19;
* Our insurance could be inadequate..., page 20;
* Work stoppages by our union employees..., page 20;
* We are dependent on the retention of key personnel..., page 20;
* We are subject to, and may be subject to..., page 22; and
* Warranty claims asserted against us in the future..., page 22.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.
12. Many of your risk factors indicate that if the risk materializes, your "business, financial condition and results of operations" would be adversely affected. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Restrictions under, or the repeal or substantial amendment..., page
16
13. To provide proper context, please expand the risk factor to indicate your current ownership percentage held by U.S. citizens.

Our financial condition and results of operations..., page 22
14. Please expand your disclosure to clearly discuss the material risk resulting from the inability to compare your current financial condition and results of operations with your historical financial statements.

Cautionary Statement Regarding Forward-Looking Statements, page 27
15. The safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for an initial registration statement. In addition, the safe harbor in not available for an initial public offering, pursuant to Section
27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Please delete references to the Private Securities Litigation Reform Act of 1995 here and on page 57.

Use of Proceeds, page 28
16. We note that you will use the proceeds of the offering to discharge certain indebtedness. If the indebtedness to be discharged was incurred within one year, please describe the use of proceeds of the indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 to Regulation S-K.

Current Trading of ACL Common Stock, page 30
17. Item 201(a)(1)(i) of Regulation S-K states that "[t]he existence of limited or sporadic quotations should not of itself be deemed to constitute an `established public trading market.`" In this regard, we note your disclosure concluding that there is no established trading market for your common stock. It is therefore unclear why you cite the Pink Sheet quotations. Also, Item 201(a)(1)(iii) of Regulation S-K states "[w]here there is an absence of an established public trading market, reference to quotations shall be qualified by appropriate explanation." If you choose to cite the Pink Sheet quotations, then please revise to more clearly provide an appropriate explanation for referencing the quotations disclosed.

Management`s Discussion and Analysis of Financial Condition and
Results..., page 34
18. Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Overview, page 34
19. The table on page 36 that illustrates the effect of your reorganization initiatives shows a substantial improvement in EBITDA between Fiscal Year 2002 and Fiscal Year 2004. However, as noted in prior comment 8, your EBITDA for Fiscal Year 2004 was materially affected by items related to your emergence from bankruptcy. Accordingly, we believe the references to EBITDA and EBITDA margin should be removed from this table.
20. The same table on page 36 shows a substantial increase in revenue per barge. However, it is unclear how much of this increase is attributable to contract adjustments related to fuel price increases.
We believe the effect of these contract adjustments should be clearly explained. In this regard, please ensure that you quantify and discuss increases in your revenue that are attributable to improvements in your operations separately from increases in your revenue that result from factors outside of your control, such as increased fuel prices.
Outlook, page 37
21. We note from your disclosure on page 19 that your long-term contract with your largest customer, Cargill, expires at the end of
December 2005. This type of known uncertainty and its potential effect of your operations should be discussed here. Please revise.
22. We note from your disclosure with respect to use of proceeds on page 28 that a prepayment premium will be payable under the terms of the 2015 Senior Notes. Please disclose the expected amount of this prepayment premium and state that such amount will be expensed, when paid. Also, discuss the reasons for management`s willingness to incur a penalty to retire these ten-year notes after only about six months from the time of their issuance.

Results of Operations, page 39
23. As noted in a prior comment 20, we believe you should more fully discuss the effects of contract adjustments, for example, fuel surcharges, on your reported revenues. Also, it is unclear from your current discussion of operating results what portion of the fuel price increases cited as reasons for increased operating expenses were recovered through these surcharges. Please revise, as appropriate.
24. Please expand to provide comparative disclosure for net income
(loss).

Contractual Obligations and Commercial Commitments Summary, page
52
25. We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. See Section
III.D of FR-67 and IV.A of FR-72 for guidance.
26. We note from your narrative disclosure accompanying your tabular presentation that there are several obligations related to the Plan of Reorganization to be paid prior to February 2006. Please revise your tabular presentation to include these amounts, or explain your basis for not doing so.
27. We note from your disclosure that you have a $1.4 million guarantee outstanding on indebtedness of an equity investee. Please explain the facts and circumstances surrounding this guarantee, and how you have considered the provisions of FIN 45 in accounting for its fair value. Include in your response when this guarantee was originated and how you measured its fair value.

Quantitative and Qualitative Disclosures About Market Risk, page
56
28. Please furnish the full disclosure required by Item 305 of Regulation S-K. For example, please expand your disclosure under "Interest Rate Other Risks" to disclose the potential loss in cash flows of the $176.1 million of floating rate debt resulting from one or more selected hypothetical changes in the interest rate. See Item
305(a) to Regulation S-K. To the extent material, please also disclose the qualitative information of market risk. See Item 305(b)
to Regulation S-K.

Industry, page 58

Dry Cargo Demand on the Inland Waterways, page 60
29. We note your disclosure citing statistics relating to the primary
dry cargo commodities.  For example, under "Coal," you disclosed that
"[a]n estimated 163 million tons of domestic coal" was moved by barge
in 2004 and that over the past few years, "[d]emand for coal has increased as a result of increasing global energy requirements...."
Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

Business, page 68

Our Business Strategy, page 70
30. Please expand your disclosure under "Reduce Costs and Improve
Productivity" to more fully describe the "strategic alliances via interchange agreements" that you are currently pursuing.

Customers, page 72
31. We note your disclosure under "Manufacturing" that you are a "[s]ignificant customer of Jeffboat." Please expand your disclosure to state the percentage of Jeffboat`s revenues that your business represents.

Competition, page 82
32. We note that your disclosure appears to focus on your competitive position regarding fleet size. Item 101(c)(1)(x) of Regulation S-K states, "The principal methods of competition (e.g., price, service, warranty or product performance) shall be identified, and positive and negative factors pertaining to the competitive position of the registrant, to the extent that they exist, shall be explained if known or reasonably available to the registrant." Please revise to furnish the complete disclosure required by Item 101(c)(1)(x) of Regulation S-K, as appropriate.

Environmental Regulation, page 84
33. Please disclose the material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon the capital expenditures, earnings and competitive position of you and your subsidiaries. Further, please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and succeeding fiscal year. See Item 101(c)(1)(xii) to Regulation S-K.

Consulting Agreement, page 105
34. Please disclose the amount of compensation paid to Brent L.
Fletcher pursuant to your agreement with Marotta Gund, Budd &
Dzera,
LLC.

Principal and Selling Stockholders, page 108
35. Please update the table to reflect the stock dividend declared by the board of directors on July 19, 2005. Please also revise your disclosure throughout the prospectus, accordingly.
36. Please revise to clearly identify the selling stockholder and provide the disclosure required by Item 507 of Regulation S-K.
37. We note your disclosure in note 1 to the table that the number of shares disclosed does not include the additional shares to be distributed to HY I pursuant to the plan of reorganization.
Please
tell us the amount of additional shares to be distributed and the date of the upcoming distribution.

Underwriting, page 125
38. Please confirm whether or not you will engage in any electronic distribution. If so, please expand your disclosure to discuss how the underwriter will ensure that the electronic distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communication used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price. Please also provide us with copies of all information concerning you or the prospectus that has appeared on the underwriter`s website. We may have further comment.



Financial Statements

General
39. Please update your financial statements in your next amendment as required by Rule 3-12 of Regulation S-X. Also, please provide a currently dated consent from your independent registered public accounting firm.

Consolidated Statements of Financial Position, page F-3
40. We note from your disclosure in Note 1 - Accounting Policies on page F-10 that Other Current Assets contains approximately $4.7 million in assets held for sale. Please revise your balance sheet to separately present assets held for sale in accordance with paragraph
46 of SFAS 144.

Note 1. Significant Accounting Policies

Revenue Recognition, page F-11
41. We note from your disclosure on page 72 that you have several different types of contracts, including contracts that require a minimum amount of service over a specific term with penalties for not meeting this minimum, ranging to contracts for unlimited availability over a given term. Please expand your revenue recognition policy note to include a brief description of each type of contract you offer along with the revenue recognition policy for each contract type, as necessary.

Note 13. Business Segments, page F-32
42. We note from your description of operations included on pages
76
- 79 that you provide various port services to your customers and third party shippers outside the scope of your shipping contracts. Please explain to us whether you have considered these port services to be a separate operating segment and, if so, why you believe it can be aggregated into the transportation reporting segment. Refer to the guidance in paragraphs 10 and 17 of SFAS 131, respectively.
We
may have further comment on your response.

Note 16. Stockholders` Equity, page F-35
43. We note from your disclosure on page 110 that your Board of Directors recently declared a stock dividend with respect to your common stock. Assuming this stock dividend occurs before your registration statement is declared effective, please ensure that the changes in your capital structure are given retroactive effect in your financial statements pursuant to SAB Topic 4C.
44. Please provide us with your calculation of total unearned compensation, before any reduction for expense recognized, and tell us how you determined the fair value of your stock as of the grant date. Also, please note that we may have further comment after you disclose the estimated price range of your initial public offering.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Amy Geddes, Staff Accountant, at (202) 551-
3304,
or David Humphrey, Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338, or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc: 	Imad Qasim, Esq.
	Sidley Austin Brown & Wood LLP
	Fax: (312) 853-7036


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Christopher A. Black
American Commercial Lines, Inc.
August 15, 2005
Page 1